October 27, 2006

Ms. Sara D. Kalin
Branch Chief—Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

VIA EDGAR

Re:
Hertz Global Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 23, 2006
File No. 333-135782

Dear Ms. Kalin:

        This letter sets forth the responses of Hertz Global Holdings, Inc. (the "Company") to the comments contained in your letter, dated October 25, 2006, relating to Amendment No. 3 to the Registration Statement on Form S-1 (the "Registration Statement") of the Company filed with the Securities and Exchange Commission (the "Commission") on October 23, 2006. The comments of the staff of the Commission (the "Staff") are set forth in bold/italicized text below, and the Company's responses are set forth in plain text immediately beneath each comment. This letter also contains the Company's responses to the comments of Jeffrey Sears of the Staff, as conveyed telephonically to Steven Slutzky on October 24, 2006.

        The Company is filing, via EDGAR, Amendment No. 4 ("Amendment No. 4") to the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 4, as well as two copies of a blacklined version of Amendment No. 4, marked to show changes from Amendment No. 3 to the Registration Statement filed on October 23, 2006. Page references in the responses below are to the blacklined version of Amendment No. 4.

        Please note that Amendment No. 4 has been updated to include a "Recent Developments" section setting forth certain financial and operating data that the Company expects to report in connection with the recently completed nine-month fiscal period ended September 30, 2006.

Comments Conveyed Via Telephone on October 24

        On October 24, 2006, Jeffrey Sears of the Staff conveyed the following comments to the Company in the course of a telephone call with Steven Slutzky:

1.
The Staff requested that the Company add disclosure to the discussion of internal control over financial reporting set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" to the effect that management considered the significant deficiency related to deferred taxes in reaching its conclusion that the Company's internal controls over financial reporting were effective; and

        The Company advises the Staff that it has revised the disclosure appearing on page 100 of Amendment No. 4 to address the comments of the Staff as described above.

2.
The Staff requested that the Company add disclosure as to whether or not the proposed special cash dividend is expected to result in any additional charge as a result of option re-pricing, similar to the disclosure concerning the charge resulting from the option re-pricing undertaken in connection with the Hertz Holdings Dividend.

        The Company advises the Staff that it has revised the disclosure appearing on pages 96 and 147 of Amendment No. 4 to address the comments of the Staff as described above.

Comments Set Forth in the Staff's Letter of October 25

Front Cover of Registration Statement

1.
From the voicemail Mr. Slutzky left with the staff on October 23, 2006, we understand that you are increasing the size of the offering. If that is the case, please include a revised Calculation of Registration Fee Table in your next amendment.

        In response to the Staff's comment, the Company has revised the Calculation of Registration Fee Table appearing on the front cover of the registration statement to reflect the proposed maximum aggregate offering price of the securities being registered, as well as the proposed maximum offering price per share, in each case based on the high end of the price range set forth on the cover page of the preliminary prospectus included in the Registration Statement.

Front Cover of Prospectus

2.
We note the disclosure you have added to the front cover page of the prospectus regarding the special dividend. Please revise to clarify that investors in the offering will not be entitled to receive any distributions in connection with the dividend.

        In response to the Staff's comment, the Company has revised the front cover page of the preliminary prospectus included in the Registration Statement to clarify that investors in the offering will not be entitled to receive any distributions in connection with the proposed special cash dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

3.
Please expand the disclosure on the "adjustments" you plan to make to your workforce and operations. We note that you have not yet developed "detailed estimates of these expenses or a detailed timeline" for their implementation, but to the extent you believe the adjustments will be material to the company, please expand your disclosure to provide additional information regarding the expected impact on your results of operations.

        In response to the Staff's comment, the Company has revised the disclosure appearing on page 69 of Amendment No. 4 to set forth additional details regarding the adjustments that the Company anticipates making with regard to its workforce and operations, including additional details regarding the anticipated timeline for finalizing the plans for such adjustments and their subsequent implementation. The Company supplementally advises the Staff that, because the timeline for implementation of its planned adjustments is still under development and is not expected to be finalized until the end of 2006 or early 2007 and the details of the adjustments are only in the early planning stages, it is not yet possible to provide further specific details regarding this timeline, nor is it yet possible to quantify or estimate the expected impact on the Company's results of operations.

Certain Relationships and Related Party Transactions, page 151

4.
We note that affiliates of Merrill Lynch & Co. are lenders under the Fleet Financing Facility. Please disclose the information required by Item 404 of Regulation S-K with respect to this transaction. Additionally, please include similar disclosure regarding the Hertz Holdings Loan Facility.

        In response to the Staff's comment, the Company has revised the disclosure appearing on page 158 of Amendment No. 4 to set forth the information required by Item 404 Regulation S-K with respect to the Fleet Financing Facility and the Hertz Holdings Loan Facility, as well as the Senior Term Facility and the Senior ABL Facility described in Amendment No. 4.

Hertz's and Puerto Ricancars, Inc.'s Fleet Financing Facility page, 171

5.
We note that the interest for the Fleet Financing Facility will be, at the applicable borrower's election, either LIBOR plus a borrowing margin or an alternate base rate plus a borrowing margin. Please expand your disclosure to provide more detailed information regarding the interest rate applicable to this facility. For example, disclose the borrowing margin or range of borrowing margins and disclose the alternate base rate to which you refer. Make corresponding changes to the financial statement footnotes and throughout the document as appropriate. Finally, ensure that your next amendment includes the credit facility as an exhibit to the registration statement.

        In response to the Staff's comment, the Company has revised the disclosure appearing on pages 178 and F-31 of Amendment No. 4 to include additional detail regarding the interest rates and borrowing margins applicable to the Fleet Financing Facility. In addition, the Company has filed this credit facility, together with an amendment thereto, as Exhibits 4.13 and 4.13.1, respectively, to Amendment No. 4.

* * * * *

        Please note that the proposed opinion of Debevoise & Plimpton LLP regarding the validity of the securities to be sold in the offering, which the Company anticipates filing as Exhibit 5.1 to the Registration Statement, has been attached to this letter as Annex A. The Company proposes to file Exhibit 5.1 with a subsequent amendment to the Registration Statement.

        If you have any questions regarding this letter or the draft opinion included as Annex A hereto, please do not hesitate to call Steven Slutzky at (212) 909-6036, Lee Barnum at (212) 909-6431 or Kristine Hutchinson at (212) 909-6160.

Regards,
/s/ Steven J. Slutzky
Steven J. Slutzky
cc:
H. Yuna Peng
Jeffrey Sears
Michael Fay
            Securities and Exchange Commission
        Mark P. Frissora
        Paul J. Siracusa
        Harold E. Rolfe, Esq.
        Richard Foti
            Hertz Global Holdings, Inc.

Enclosures

Annex A
Draft Form of Exhibit 5.1

[    ], 2006

Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656

Registration Statement on Form S-1
of Hertz Global Holdings, Inc.
(Registration No. 333-135782)

Ladies and Gentlemen:

        We have acted as counsel to Hertz Global Holdings, Inc., a Delaware corporation (the "Registrant"), in connection with a Registration Statement on Form S-1 (File No. 333-135782) (the "Registration Statement") filed by the Registrant with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Act"), relating to an initial public offering (the "Offering") of shares of the Registrant's Common Stock, par value $0.01 per share (the "Common Stock") registered under the Act pursuant to the Registration Statement and any additional shares that may be registered in accordance with Rule 462(b) under the Act for sale in the Offering, the "Shares") pursuant to an underwriting agreement to be entered into among the Registrant, the selling stockholders identified in the Registration Statement (the "Selling Stockholders") and the several underwriters named in Schedule I to the underwriting agreement (the "Underwriting Agreement").

        In rendering the opinions expressed below, (a) we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of such agreements, documents and records of the Registrant and its subsidiaries and such other instruments and certificates of public officials, officers and representatives of the Registrant and its subsidiaries and others as we have deemed necessary or appropriate for the purposes of such opinions, (b) we have examined and relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of public officials, officers and representatives of the Registrant and its subsidiaries and others delivered to us and the representations and warranties contained in or made pursuant to the Underwriting Agreement and (c) we have made such investigations of law as we have deemed necessary or appropriate as a basis for such opinions. In rendering the opinions expressed below, we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies and (iv) the legal capacity of all natural persons executing documents.

        We are of the opinion that the Shares to be sold to the Underwriters by the Registrant and the Selling Stockholders pursuant to the Underwriting Agreement have been duly authorized and, when issued and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable under the laws of the State of Delaware.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to the reference to our firm under the caption "Legal Matters" in the Prospectus forming a part thereof and to the incorporation by reference of this opinion and consent as exhibits to any registration statement filed in accordance with Rule 462(b) under the Act relating to the Offering. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

        We are members of the bar of the State of New York. We express no opinion as to the laws of any jurisdiction other than the laws of the States of New York and Delaware.

Very truly yours,